Toyota Motor Credit Receivables Corporation
                   Toyota Motor Credit Corporation
                    Toyota Auto Receivables Trusts


                             April 21, 1999

Securities and Exchange Commission
Mail Stop 3-10
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Toyota Motor Credit Receivables Corporation
          Toyota Motor Credit Corporation
          Toyota Auto Receivables Trusts
          Registration Statement Nos. 333-76505
          and 333-76505-01 on Form S-3


Ladies and Gentlemen:

     Reference is made to the above-referenced Registration
Statement, File Nos. 333-76505 and 333-76505-01, filed with the Securities and Exchange Commission (the "Commission") on April 16, 1999. The final paragraph on the cover of the Registration Statement is hereby amended and restated in its entirety to read as follows:

     "The Registrant hereby amends this Registration
Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                        Sincerely,

                        TOYOTA MOTOR CREDIT RECEIVABLES CORPORATION
                        TOYOTA MOTOR CREDIT CORPORATION
                        TOYOTA AUTO RECEIVABLES TRUSTS

                        By: /s/  JEROME LIENHARD
                            Jerome Lienhard
                            Attorney-in-fact pursuant to a
                            power of attorney previously filed
                            with the Registration Statement